Exhibit 10.1
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

UNITED STATES OF AMERICA, Plaintiff, vs. FIRSTENERGY CORP., Defendant.	CASE NO. ____________ JUDGE BLACK DEFERRED PROSECUTION AGREEMENT

The United States Attorney’s Office for the Southern District of Ohio (“USAO-SDOH” or “government”) and the Defendant, FirstEnergy Corp., by its undersigned representative and counsel, pursuant to the authority granted by the Board of Directors, agree as follows:
1.Criminal Information and Acceptance of Responsibility: FirstEnergy Corp. acknowledges and agrees that the government will file the accompanying Information in the United States District Court for the Southern District of Ohio charging FirstEnergy Corp. with conspiracy to commit honest services wire fraud in violation of Title 18, United States Code, Sections 1343, 1346, 1349. FirstEnergy Corp. knowingly waives any right to indictment on this charge, as well as all rights to a speedy trial pursuant to the Sixth Amendment to the United States Constitution, Title 18, United States Code, Section 3161, and Federal Rule of Criminal Procedure 48(b), and agrees to the filing of a joint motion to toll Section 3161 upon the filing of this Agreement.
FirstEnergy Corp. admits, accepts, and acknowledges that it is responsible under United States law for the acts of its current and former officers, employees, and agents. FirstEnergy Corp. admits, accepts, and acknowledges that it is responsible under United States law for the acts as charged in the Information and as set forth in the Statement of Facts, attached as Attachment A and incorporated by reference into this Agreement, and that the facts alleged in the Information and described in the Statement of Facts are true and accurate.
Should the USAO-SDOH pursue the prosecution that is deferred by this Agreement, FirstEnergy Corp. agrees that it will neither contest the admissibility of nor contradict the Statement of Facts in any such proceeding, including any trial, guilty plea, or sentencing proceeding. Neither this Agreement nor the criminal Information is a final adjudication of the matters addressed in such documents.

2.Elements of the Offense: The elements of the offense set forth in the Information, to which the Defendant agrees are established by the Statement of Facts, attached as Attachment A, are as follows:
Count One, Conspiracy to Commit Honest Services Wire Fraud
A.That two or more persons conspired or agreed to devise a scheme:

1.to defraud the public of its right to the honest services of a public official through bribery or kickbacks;

2.that included a material misrepresentation or concealment of a material fact;

3.with the intent to defraud;

4.that used wire communications in interstate commerce in furtherance of the scheme;

B.That the Defendant knowingly and voluntarily joined the conspiracy to defraud;

C.That the Defendant intentionally participated in the conspiracy to defraud;

D.That some or all of the acts alleged in the Information occurred in the Southern District of Ohio, on or about the dates alleged in the Information.

3.Term of the Agreement: This Agreement shall have a term of three (3) years from the date on which the fully-executed Agreement is filed with the Court (the “Term”), except for specific provisions that specify a longer period as described below. FirstEnergy Corp. agrees, however, that in the event the government determines, in its sole discretion, that FirstEnergy Corp. has knowingly violated any provision of this Agreement or has failed to completely perform or fulfill each of its obligations under this Agreement, an extension or extensions of the Term may be imposed by the government, in its sole discretion, for up to a total additional time period of one year, without prejudice to the government’s right to proceed as provided in the breach provisions of this Agreement below. Any extension of the Agreement extends all terms of this Agreement, including the terms of the reporting requirement in Attachment C, for an equivalent period. Conversely, in the event the government finds, in its sole discretion, that there exists a change in circumstances sufficient to eliminate the need for the reporting requirement in Attachment C, the Agreement may be terminated early. In such event, FirstEnergy Corp.’s cooperation obligations described below shall survive until the date upon which all such investigations and prosecutions are concluded, as determined by the USAO-SDOH.

4.Relevant Considerations: The government enters into this Agreement based on the individual facts and circumstances presented by this case, including, FirstEnergy Corp.’s acceptance of responsibility; early self-reporting in the investigation of the conduct of the company and its former officers, directors, employees, agents, lobbyists, and consultants, described more fully below; its implementation of remedial measures, described more fully below; the payment of a monetary penalty; and the collateral consequences of prosecution, among others.
5.Defendant’s Obligations: Pursuant to this Agreement, FirstEnergy Corp. shall do the following:
A.Cooperation. To date, FirstEnergy Corp. has provided substantial cooperation, including: conducting a thorough internal investigation; proactively identifying issues and facts that would likely be of interest to the government; making regular factual presentations to the government; sharing information that would not have been otherwise available to the government; and making such material available to the government on an expedited basis.
This agreement is contingent upon FirstEnergy Corp.’s continued, full cooperation with the USAO-SDOH in all matters relating to the conduct described in this Agreement and other conduct under investigation by the government, until the later of the date the Term ends or the date upon which all investigations and prosecutions arising out of such conduct are concluded, as determined by the government.
FirstEnergy Corp. agrees that its cooperation shall include, but not be limited to, the following:
1)Continued full, complete, and truthful cooperation in any matter in which it is called upon to cooperate by a representative of the USAO-SDOH;
2)Timely disclosure of all factual information with respect to its activities, those of its subsidiaries and affiliates, and those of its present and former directors, officers, employees, agents, lobbyists and consultants, including any evidence or allegations and internal or external investigations, about which the government may inquire;
3)Disclosure of any information, items, records, databases, or data in FirstEnergy Corp.’s possession, custody, or control or in the possession or control of any subsidiary or affiliate, wherever located, requested by the government in connection with the investigation or prosecution relating to any current or former officers, directors, employees, agents, lobbyists, and consultants;

4)Use of good faith efforts to make available, at FirstEnergy Corp.’s cost, current and former officers, directors, employees, agents, lobbyists, and consultants, when requested by the government, to provide additional information and materials concerning any and all investigations; to testify, including providing sworn testimony before a grand jury or in a judicial proceeding; and to be interviewed by law enforcement authorities. Cooperation under this paragraph includes identification of witnesses who, to the knowledge of FirstEnergy Corp., may have material information regarding these matters;
5)Disclosure of information, materials, and testimony, at FirstEnergy Corp.’s cost, as necessary or as requested by the USAO-SDOH to establish authenticity, or other basis for the admission into evidence in any criminal or judicial proceeding;
6)With respect to any information, testimony, documents, records or other tangible evidence provided to the government pursuant to this Agreement, FirstEnergy Corp. consents to any and all disclosures to other governmental authorities of such materials as the government, in its sole discretion, shall deem appropriate.
7)Promptly report any evidence or allegation of a violation of U.S. criminal law by FirstEnergy Corp. to the USAO-SDOH. On the date that the Term expires, FirstEnergy Corp., by its Chief Executive Officer and Chief Financial Officer, will certify to the government that FirstEnergy Corp. has met its disclosure obligations pursuant to this Agreement. Each certification will be deemed a material statement and representation by FirstEnergy Corp. to the executive branch of the United States for purposes of 18 U.S.C. § 1001.
FirstEnergy Corp.’s cooperation pursuant to this paragraph is subject to applicable law and regulations, as well as valid claims of attorney-client privilege, settlement privilege, or attorney work product doctrine; however, FirstEnergy Corp. must provide to the government a log of any information or cooperation that is not provided based on an assertion of law, regulation, privilege, or attorney work product, and FirstEnergy Corp. bears the burden of establishing the validity of any such assertion.
Failure to provide full, complete, and truthful cooperation as described above will constitute a violation of this Agreement. The parties agree that the USAO-SDOH, in its sole discretion, will determine if FirstEnergy Corp. has violated this Agreement by failing to provide full, complete, and truthful cooperation.
B.Payment of a Monetary Penalty. FirstEnergy Corp. agrees to pay a criminal monetary penalty totaling $230,000,000. This amount reflects 1) a discount for FirstEnergy Corp.’s substantial remediation, self-reporting, and cooperation as set forth in this Agreement; 2) the collateral consequences of imposition of a greater penalty; 3) and the difficulty of quantifying with precision the benefits resulting from some official action.
Within sixty (60) days of the filing of this Agreement, FirstEnergy Corp. shall pay $115,000,000 to the United States Treasury.

Within sixty (60) days of the filing of this Agreement, FirstEnergy Corp. shall pay $115,000,000 to the Ohio Development Service Agency’s Percentage of Income Payment Plan Plus program for the benefit of Ohio electric-utility customers. If the Ohio Development Service Agency’s Percentage of Income Payment Plan Plus program is unable or unwilling to accept the funds, FirstEnergy Corp. shall pay the $115,000,000 to the United States Treasury after consultation with the USAO-SDOH.

Nothing in the Agreement shall be deemed an agreement regarding a maximum penalty that may be imposed in any future prosecution, and the government is not precluded from arguing in any future prosecution that the Court should impose a higher fine, disgorgement, or civil or criminal forfeiture, although the government agrees that under those circumstances, it will recommend to the Court that any amount paid under this Agreement should be offset against any fine imposed as part of a future judgment. FirstEnergy Corp. agrees that no tax deduction may be sought in connection with the payment of any part of the monetary penalty, and FirstEnergy Corp. may not seek to recover any portion of the monetary penalty from customers, directly or indirectly. Without the prior approval of the USAO-SDOH, FirstEnergy Corp. shall not seek or accept directly or indirectly reimbursement or indemnification from any source with regard to the monetary penalty amount or any other amount it pays pursuant to any other agreement entered into with an enforcement authority or regulator concerning the facts set forth in the Statement of Facts.

The USAO-SDOH agrees, except as provided in this Agreement, that it will not bring any criminal or civil case (except for tax cases, as to which the government does not make any agreement) against FirstEnergy Corp. or any of its present subsidiaries or affiliates relating to any of the conduct described in the attached Statement of Facts, or to conduct self-reported to the USAO-SDOH by FirstEnergy Corp. in the investigation. The government, however, may use any information related to the conduct described in the attached Statement of Facts against FirstEnergy Corp.: (a) in a prosecution for perjury or obstruction of justice; (b) in a prosecution for making a false statement; or (c) in a prosecution or other proceeding relating to a violation of any provision of Title 26 of the United States Code. This Agreement does not provide any protection against prosecution for any future conduct by FirstEnergy Corp. or any of its present or former parents or subsidiaries. In addition, this Agreement does not provide any protection against prosecution of any individuals, regardless of their affiliation with FirstEnergy Corp. or with any of its present or former parents or subsidiaries.

C.Forfeiture. The USAO-SDOH has determined that it could institute a criminal or civil forfeiture proceeding against the following funds that passed through accounts controlled by FirstEnergy Corp. (the “subject property”):

•Contents of PNC Bank, Account No. ending in 5348, in the name of Partners for Progress Inc. in the amount of $6,366,476.29; and

•Contents of PNC Bank, Account No. ending in 3639, in the name of Partners for Progress Inc. in the amount of $108,960.32.

FirstEnergy Corp. hereby acknowledges that the subject property constitutes or is derived from proceeds traceable to conspiracy to commit honest services wire fraud, in violation of Title 18, United States Code, Sections 1343, 1346, and 1349, as charged in the Information and set forth in the Statement of Facts; therefore, the subject property is forfeitable to the United States pursuant to Title 18, United States Code, Section 981. FirstEnergy Corp. hereby agrees to settle and does settle all civil and criminal forfeiture claims presently held by the USAO-SDOH against the subject property. FirstEnergy Corp. agrees that the subject property shall be forfeited to the United States pursuant to Title 18, United States Code, Section 981; releases all claims it may have to such property; waives any right to notice of forfeiture it may have under the law; and waives any right it may have to seek remission or mitigation of the forfeiture.
D.Transparency in Corporate Contributions. Within 30 days of the execution of this Agreement, FirstEnergy Corp. shall publish a list of (1) all payments, if any, made in 2021 to entities incorporated under 26 U.S.C. § 501(c)(4) (“501(c)(4)” entities) and (2) all payments, if any, made in 2021 to entities known by FirstEnergy Corp. to be operating for the benefit of a public official, either directly or indirectly. FirstEnergy Corp. shall update the list on a quarterly basis for the Term of this Agreement. The list shall include the following information: the entity’s name and address, date of contribution, amount of contribution, and purpose of contribution. The list shall be labeled “Corporate Contributions” and accessible on FirstEnergy’s webpage (www.firstenergycorp.com). The accessibility of the list is subject to the prior approval of undersigned government counsel.
E.Issuance of Public Statement. FirstEnergy Corp. shall publish a press release for broad public distribution and posting on FirstEnergy Corp.’s website, which includes the following statement:
Central to FirstEnergy’s Corp.’s effort to influence the legislative process in Ohio was the use of 501(c)(4) corporate entities. FirstEnergy Corp. used the 501(c)(4) corporate form as a mechanism to conceal payments for the benefit of public officials and in return for official action. FirstEnergy Corp. used 501(c)(4) entities in this way because the law does not require disclosure of donors to a 501(c)(4) and there is no ceiling that limits the amount of expenditures that can be paid to a 501(c)(4) entity for the purpose of influencing the legislative process. This effort would not have been possible, both in the nature and volume of money provided, without the use of a 501(c)(4) entity.

F.Remediation, Corporate Compliance Program, and Reporting. FirstEnergy Corp. represents that it has implemented and will continue to implement a compliance and ethics program designed, implemented, and enforced to prevent and detect violations of the U.S. laws throughout its operations, including those of its subsidiaries, affiliates, agents, and joint ventures, and those of its contractors and subcontractors whose responsibilities include accounting, financial reporting, lobbying, government relations, consulting, and interactions with candidates for public office, public officials, and governmental agencies including, but not limited to, the minimum elements set forth in Attachment B.
FirstEnergy Corp. further represents that it has implemented four broad categories of remedial measures, including: (1) employment consequences for executives and employees who engaged in misconduct, (2) enhancements to Company’s compliance program, (3) improvements to the Company’s policies and procedures, and (4) monetary remediation to ratepayers. The specific changes implemented include, but are not limited to, the following:
•Establishing an Executive Director role for the Board of Directors, which supports the development of enhanced controls and governance policies and procedures;

•Hiring a new Chief Legal Officer, who oversees the Company’s Legal and Internal Audit departments;

•Separating the Chief Legal Officer and Chief Ethics/Compliance Officer functions, and hiring a new Chief Ethics and Compliance Officer, who reports directly to the Audit Committee of the Board and administratively to the Chief Legal Officer;

•Working to establishing a culture of ethics, integrity, and accountability at every level of the organization;

•Creating a Compliance Oversight Subcommittee of the Audit Committee to implement compliance recommendations received from outside counsel and enhanced compliance trainings; and

•Reviewing and revising political activity and lobbying/consulting policies, including requiring robust disclosures about lobbying activities.

In order to address any deficiencies in its internal controls, policies, and procedures, FirstEnergy Corp. represents that it will continue to undertake in the future, in a manner consistent with all of its obligations under this Agreement, a review of its internal controls, policies, and procedures regarding compliance with U.S. law. Where necessary and appropriate, FirstEnergy Corp. agrees to adopt a new compliance program, or to modify its existing one, to ensure that it maintains a system of internal controls designed to effectively detect and deter violations of U.S. law. The compliance program will include, but not be limited to, the minimum elements set forth in Attachment B.

G.Public Statements by the Company. FirstEnergy Corp. agrees that if it or any of its affiliates or subsidiaries issues a press release or holds any press conference in connection with this Agreement, FirstEnergy Corp. shall first consult the government to determine (1) whether the text of the release or proposed statements at the press conference are true and accurate with respect to matters relating to this Agreement; and (2) whether the government has any objection to the release on those grounds.
FirstEnergy Corp. expressly agrees that it shall not, through present or future attorneys, officers, directors, employees, agents or any other person authorized to speak for FirstEnergy Corp., make any public statement, in litigation or otherwise, contradicting the acceptance of responsibility by FirstEnergy Corp. set forth above or the facts described in the attached Statement of Facts. Any such contradictory statement shall, subject to cure rights described below, constitute a violation of this Agreement, and FirstEnergy Corp. thereafter shall be subject to prosecution as set forth below in paragraph 7.
The decision as to whether any public statement contradicting a fact contained in the Statement of Facts will be imputed to FirstEnergy Corp. for the purpose of determining whether it has violated this Agreement shall be at the sole discretion of the USAO-SDOH. If USAO-SDOH determines that a public statement contradicted in whole or in part a statement contained in the Statement of Facts, USAO-SDOH shall so notify FirstEnergy Corp., and FirstEnergy Corp. may avoid a breach of this Agreement by publicly repudiating such statement(s) within five (5) business after notification.
This Agreement does not prohibit FirstEnergy Corp. from raising defenses or asserting affirmative claims in civil litigation or regulatory proceedings relating to the matters set forth in the Statement of Facts, provided that such defenses and claims do not contradict in whole or in part, a statement contained in the Statement of Facts.
This Agreement does not apply to any statement made by any present or former officer, director, employee, or agent of FirstEnergy Corp. in the course of any criminal, regulatory, or civil case initiated against such individual, unless such individual is speaking on behalf of FirstEnergy Corp.
H.Changes in Corporate Form. Except as may otherwise be agreed by the USAO-SDOH and FirstEnergy Corp. in connection with a particular transaction, FirstEnergy Corp. agrees that in the event that, during the term of any of its obligations under this Agreement, it undertakes any change in corporate form, including applying for bankruptcy protection or if it sells, merges, or transfers business operations that are material to FirstEnergy Corp. as they exist as of the date of this Agreement, whether such transaction is structured as a sale, asset sale, merger, transfer, or other change in corporate form, it shall include in any contract for sale, merger, transfer, or other change in corporate form a provision binding the purchaser, or any successor in interest thereto, to the obligations described in this Agreement. The purchaser or successor in interest must also agree in writing that the USAO-SDOH’s ability to determine there has been a breach under this Agreement is applicable in full force to that entity. FirstEnergy Corp. agrees that the failure to include this Agreement’s violation provisions in the transaction will make any such transaction null and void.
FirstEnergy Corp. shall provide notice to the USAO-SDOH at least sixty (60) days prior to the consummation of any such sale, merger, transfer, or other change in corporate form. The USAO-SDOH shall notify FirstEnergy Corp. at least fifteen (15) days prior to the consummation of such transaction (or series of transactions) if it determines that the transaction(s) will have the effect of circumventing or frustrating the enforcement purposes of this Agreement. If at any time during the Term FirstEnergy Corp. engages in a transaction(s) that has the effect of circumventing or frustrating the enforcement purposes of this Agreement, the USAO-SDOH may deem it a violation of this Agreement pursuant to the violation provisions of this Agreement. Nothing herein shall restrict FirstEnergy Corp. from indemnifying (or otherwise holding harmless) the purchaser or successor in interest for penalties or other costs arising from any conduct that may have occurred prior to the date of the transaction, so long as such indemnification does not have the effect of circumventing or frustrating the enforcement purposes of this Agreement, as determined by the USAO-SDOH.
6.Obligations of the USAO (Deferred Prosecution): In consideration of: (a) FirstEnergy Corp.’s past and future cooperation as described above; (b) FirstEnergy Corp.’s payment of a monetary penalty of $230,000,000; (c) FirstEnergy Corp.’s adoption and maintenance of remedial measures, and review and audit of such measures, including the compliance undertakings described in Attachment B; and (d) other obligations specified in this Agreement, the USAO-SDOH agrees to request that the United States District Court for the Southern District of Ohio defer proceedings on the charge in the Information pursuant to Title 18, United States Code, Section 3161(h)(2), for the Term of this Agreement.
The USAO-SDOH further agrees that if FirstEnergy Corp. fully complies with all of its obligations under this Agreement, the government will not continue the criminal prosecution against FirstEnergy Corp. described in Paragraph 1. Within thirty (30) days of the successful completion of the Term, FirstEnergy’s obligations pursuant to paragraphs 5 (B), (C) (E) and (F) will end. FirstEnergy’s remaining obligations under paragraph 5 will continue until the completion of any investigation, criminal prosecution, or civil proceeding brought by the USAO-SDOH related to any conduct set forth in the Statement of Facts. Within 30 days of the completion of any related investigation, criminal prosecution, and civil proceeding, the USAO-SDOH shall seek dismissal of the Information filed against FirstEnergy Corp., which will terminate the remainder of FirstEnergy Corp.’s obligations under this Agreement.
The USAO-SDOH further agrees, if requested to do so, to bring to the attention of governmental and other authorities the facts and circumstances relating to the nature of the conduct underlying this Agreement, and the nature and quality of FirstEnergy’s cooperation and remediation. By agreeing to the provide this information, if requested to do so, the USAO-SDOH is not agreeing to advocate on behalf of the FirstEnergy Corp., but rather is agreeing to provide facts to be evaluated independently by other authorities.
7.Violation of the Agreement: If the USAO-SDOH determines that FirstEnergy Corp. (a) committed any crime under U.S. law during the Term of this Agreement; (b) at any time, provided in connection with this Agreement deliberately false, incomplete, or misleading information, including in connection with a disclosure of information about individual culpability – even if the USAO-SDOH becomes aware of such conduct after the Term of this Agreement; or (c) otherwise violated its obligations under this Agreement – even if the USAO-SDOH becomes aware of the violation after the Term of this Agreement, at the USAO-SDOH’s discretion, FirstEnergy Corp. shall thereafter be subject to prosecution for any federal criminal violation of which the USAO-SDOH has knowledge, including the charges in the Information described in Paragraph 1. Any such prosecution may be premised on information provided by FirstEnergy Corp. prior or subsequent to the signing of this Agreement. In addition, the parties agree as follows:
A.Determination of Violation. The parties agree that the USAO-SDOH has the sole discretion to determine whether FirstEnergy Corp. has violated this Agreement.
B.Statute of Limitations. Any such prosecution that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement may be commenced against FirstEnergy Corp. notwithstanding the expiration of the statute of limitations between the signing of this Agreement and the expiration of the period described above in Paragraph 3 plus one year. Thus, by signing this Agreement, FirstEnergy Corp. agrees that the statute of limitations with respect to any such prosecution that is not time-barred on the date of the signing of this Agreement shall be tolled for the period described in Paragraph 3 plus one year.
In addition, FirstEnergy Corp. agrees that the statute of limitations as to any violation of U.S. law that occurs during the Term will be tolled from the date upon which the violation occurs until the earlier of the date upon which the government is made aware of the violation or the duration of the Term plus five years, and that this period shall be excluded from any calculation of time for purposes of the application of the statute of limitations.
C.Written Notice. In the event the government determines that FirstEnergy Corp. has breached this Agreement, the government agrees to provide FirstEnergy Corp. with written notice of such breach prior to instituting any prosecution resulting from such breach. Within thirty (30) days of receipt of such notice, FirstEnergy Corp. shall have the opportunity to respond to the government in writing to explain the nature and circumstances of such breach, as well as the actions FirstEnergy Corp. has taken to address and remediate the situation, which explanation the government shall consider in determining whether to pursue prosecution of FirstEnergy Corp.
D.Admissibility of Statements. In the event that the government determines that FirstEnergy Corp. has breached this Agreement: (1) all statements made by or on behalf of FirstEnergy Corp. or its affiliates or subsidiaries to the government or to the Court, including the attached Statement of Facts, and any testimony given before a grand jury, a court, or any tribunal, or at any legislative hearings, and any leads or evidence derived from such statements or testimony, shall be admissible in evidence in any criminal proceeding brought by the government against FirstEnergy Corp. or its affiliates or subsidiaries; and (b) FirstEnergy Corp. or its affiliates or subsidiaries shall not assert any claim under the United States Constitution, Rule 11(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other federal rule that any such statements or testimony made by or on behalf of FirstEnergy Corp. or its affiliates or subsidiaries prior or subsequent to this Agreement, or any leads or evidence derived therefrom, should be suppressed or are otherwise inadmissible. The decision whether conduct or statements of any current director, officer or employee, or any person acting on behalf of, or at the direction of, FirstEnergy Corp. or its affiliates or subsidiaries, will be imputed to FirstEnergy Corp. for the purpose of determining whether FirstEnergy Corp. has violated any provision of this Agreement shall be in the sole discretion of the government.
8.Limitations of Agreement: This agreement is binding upon FirstEnergy Corp. and the USAO-SDOH and does not bind (a) other components of the Department of Justice, (b) other federal agencies, (c) any state or local law enforcement or regulatory agency. However, the USAO-SDOH will bring the cooperation of FirstEnergy Corp. and its compliance with its obligations under this Agreement to the attention of any such authorities or agencies if requested to do so by FirstEnergy Corp.

9.Notice: Any notice to the government under this Agreement shall be given by personal delivery, overnight delivery by a recognized delivery service, addressed to the United States Attorney’s Office for the Southern District of Ohio, 221 East Fourth Street, Suite 400, Cincinnati, OH 45213. Any notice to FirstEnergy Corp. shall be given by personal delivery, overnight delivery by a recognized delivery service, addressed to Chief Executive Officer, FirstEnergy Corp., 76 South Main Street, Akron, OH 44308, with Copy to the Chief Legal Officer, FirstEnergy Corp., 76 South Main Street, Akron, OH 44308.
10.Entire Agreement: This agreement, along with any attachment(s), is the complete agreement between the parties. It supersedes all other promises, representations, understandings, and agreements between the parties. No amendments, modifications, or additions to this Agreement shall be valid unless they are in writing and signed by the government, the attorneys for FirstEnergy Corp., and a duly authorized representative of FirstEnergy Corp.

    VIPAL J. PATEL
    Acting United States Attorney

    /s/ Emily N. Glatfelter / /s/ Matthew C. Singer
    EMILY N. GLATFELTER
    MATTHEW C. SINGER
    Assistant United States Attorneys

CORPORATE OFFICER’S CERTIFICATE

I have read this Agreement and carefully reviewed every part of it with outside counsel for FirstEnergy Corp. I understand it, I voluntarily agree to it, on behalf of FirstEnergy Corp. Before signing this Agreement, I consulted outside counsel for FirstEnergy Corp. Counsel fully advised me of the rights of FirstEnergy Corp., of possible defenses, of the applicable Sentencing Guidelines’ provisions, and of the consequences of entering into this Agreement.
I also carefully reviewed the terms of this Agreement with the FirstEnergy Corp. Board of Directors. I have advised and caused outside counsel for FirstEnergy Corp. to advise the Board of Directors fully of the rights of FirstEnergy Corp., of possible defenses, of the applicable Sentencing Guidelines’ provisions, and of the consequences of entering into the Agreement. I acknowledge, on behalf of FirstEnergy Corp., that I am completely satisfied with the representation of counsel.
By signing below, I certify that no promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or any other person authorized this Agreement on behalf of FirstEnergy Corp., in any way to enter into this Agreement. I also certify that I am an officer of FirstEnergy Corp. and that I have been duly authorized by FirstEnergy Corp. to execute this Agreement on behalf.

July 20, 2021                           /s/ Steven E. Strah
Date    Steven E. Strah, President & CEO
    FIRSTENERGY CORP.

CERTIFICATE OF COUNSEL
    We are counsel for FirstEnergy Corp. in the matter covered by this Agreement. In connection with such representation, we have examined carefully the relevant FirstEnergy Corp. records and have discussed the terms of this Agreement with Steven E. Strah, President & Chief Executive Officer, and the FirstEnergy Corp. Board of Directors. Based upon our review of the foregoing matters and discussions with FirstEnergy Corp. and its Board of Directors, we are of the opinion that the representative of FirstEnergy Corp. has been duly authorized to enter into this Agreement on behalf of FirstEnergy Corp. and that this Agreement has been duly and validly authorized, executed, and delivered on behalf of FirstEnergy Corp. and is a valid and binding obligation of FirstEnergy Corp. Further, we have carefully reviewed the terms of this Agreement with the FirstEnergy Corp. Board of Directors and the Chief Executive Officer of FirstEnergy Corp. We have fully advised them of the rights of FirstEnergy Corp., of possible defenses, of the Sentencing Guidelines' provisions and of the consequences of entering into this Agreement. To our knowledge, the decision of FirstEnergy Corp. to enter into this Agreement, based on the authorization of its Board of Directors, is an informed and voluntary one.

July 20, 2021	/s/ Stephen G. Sozio
Date	Stephen G. Sozio
James R. Wooley
Adam Hollingsworth
JONES DAY
North Point
901 Lakeside Avenue
Cleveland, OH 44114
Phone: +1.216.586.3939
sgsozio@jonesday.com
jrwooley@jonesday.com
ahollingsworth@jonesday.com
Attorneys for FirstEnergy Corp.

ATTACHMENT A:
STATEMENT OF FACTS
The United States and FirstEnergy Corp. stipulate and agree that if this case proceeded to trial, the United States would prove the facts set forth below beyond a reasonable doubt. They further stipulate and agree that these are not all of the facts that the United States would prove if this case had proceeded to trial.
The following Statement of Facts is incorporated by reference as part of the Deferred Prosecution Agreement (the “Agreement”) between the United States Attorney’s Office for the Southern District of Ohio and FirstEnergy Corp. FirstEnergy Corp. hereby agrees and stipulates that the following information is true and accurate. FirstEnergy Corp. admits, accepts, and acknowledges that it is responsible for the acts of its current and former officers, directors, employees, and agents. FirstEnergy Corp. admits, accepts, and acknowledges that it is responsible for the conduct set forth below.
FirstEnergy Corp. is an Akron, Ohio–based public utility holding company. During the relevant period (2016 until in or about February 2020), FirstEnergy Corp. was the parent company to entities involved in energy generation, including the entity formerly known as FirstEnergy Solutions (“FES”). As of November 16, 2016, FES had a separate and independent Board of Directors from FirstEnergy Corp., and on March 31, 2018, FES filed for Chapter 11 bankruptcy protections. FirstEnergy Corp. also serves as the parent company for FirstEnergy Service Company (“FirstEnergy Service”), which provided financial and other corporate support services to FirstEnergy Corp. and its subsidiaries.
FirstEnergy Corp. and its subsidiaries are subject to civil enforcement by the Securities and Exchange Commission (“SEC”), and are regulated directly by the Federal Energy Regulatory Commission (“FERC”), which is an independent agency within the United States

Department of Energy (“DOE”). FirstEnergy Corp.’s Ohio utility subsidiaries are regulated directly by the Public Utilities Commission of Ohio (“PUCO”).
I.Relevant Entities and Individuals
Executive 1 served in senior executive positions for FirstEnergy Corp. and FirstEnergy Service from approximately 2015 to October 2020.
Executive 2 served in a senior executive position from approximately 2011 until October 2020.
Partners for Progress, Inc. was incorporated in Delaware on or about February 6, 2017, weeks after certain FirstEnergy Corp. senior executives traveled with Public Official A on the FirstEnergy Corp. jet to the presidential inauguration in January 2017. On or about February 8, 2017, Partners for Progress registered as a foreign nonprofit corporation in Ohio, specifically as a 501(c)(4) entity “to engage in activities consistent with those permitted of an organization exempt from tax under Section 501(c)(4) of the Internal Revenue Code.…”
Although Partners for Progress appeared to be an independent 501(c)(4) on paper, in reality, it was controlled in part by certain former FirstEnergy Corp. executives, who funded it and directed its payments to entities associated with public officials. For example, FirstEnergy Corp. executives directed the formation of Partners for Progress and decided to incorporate the entity in Delaware, rather than Ohio, because Delaware law made it more difficult for third parties to learn background information about the entity. Certain FirstEnergy Corp. executives were also involved in choosing the three directors of Partners for Progress, two of whom were FirstEnergy Corp. lobbyists. Before Partners for Progress was formally organized, Executive 2 directed that $5 million be designated for an unnamed 501(c)(4) in December 2016.

FirstEnergy Corp. exclusively funded Partners for Progress through payments from FirstEnergy Service, which totaled approximately $25 million between 2017 and 2019, approximately $15 million of which was paid to Generation Now. Certain former FirstEnergy Corp. executives directed Partners for Progress to make payments in 2018, 2019, and 2020, including payments to Generation Now, which helped conceal FirstEnergy Corp. as the source of the payments from the public.
Public Official A represented the State of Ohio’s 72 District in the Ohio House of Representatives since January 2017. Public Official A served as the Speaker of the Ohio House of Representatives from January 7, 2019 to July 30, 2020.
Between 2017 and March 2020, FirstEnergy Service paid more than $59 million ($16,904,330.86 attributed to FirstEnergy Corp. and $43,092,505 attributed to FES) to Generation Now – a purported 501(c)(4), which FirstEnergy Corp. knew was operated for the benefit of and controlled by Public Official A, upon its inception in early 2017. For example, on March 7, 2017, Individual A emailed wiring instructions for Generation Now to Executive 2, noting that “[t]his is the organization that [Executive 1] and [Public Official A] discussed.” In response, Executive 2 forwarded the email internally, and carbon copied Individual A, stating, “Let’s do $250,000 asap and we will do $1M by year-end 2017.” Similarly, on August 1, 2017, Executive 2 asked, “Are we at $500k for the c(4) now?” to which Individual A replied, “Yes.”
Public Official B was the Chairman of the Public Utilities Commission of Ohio (“PUCO”) from April 2019 until November 21, 2020, when he resigned. PUCO regulates FirstEnergy Corp.’s Ohio utility subsidiaries. Prior to serving as the Chairman of PUCO, Public Official B worked for a private law firm and served as the general counsel for an industrial group of energy users whose interests often conflicted with FirstEnergy Corp.’s interests. Public

Official B also was the sole owner of Company 1 and Company 2, both of which entered a contract with FirstEnergy Corp. in 2010. Public Official B, through Company 1, also entered into a consulting services agreement with FirstEnergy Corp., through FirstEnergy Service, in 2013. Between 2010 and January 2, 2019, FirstEnergy Corp. paid the Company 1 and Company 2 over $22 million, including $4,333,333, which was wired on or about January 2, 2019, through FirstEnergy Service to Company 1 for Public Official B’s benefit.
II.Conduct

FirstEnergy Corp., through the acts of its officers, employees, and agents, conspired with public officials and other individuals and entities to pay millions of dollars to and for the benefit of public officials in exchange for specific official action for FirstEnergy Corp.’s benefit.
FirstEnergy Corp. paid millions of dollars to Public Official A through his 501(c)(4), Generation Now, in return for Public Official A pursuing nuclear legislation for FirstEnergy Corp.’s benefit in his capacity as a public official. Use of 501(c)(4) entities was central to the scheme because it allowed certain FirstEnergy Corp. executives and co-conspirators to conceal from the public the nature, source, and control of payments to and for the benefit of Public Official A.
FirstEnergy Corp. paid $4.3 million dollars to Public Official B through his consulting company in return for Public Official B performing official action in his capacity as PUCO Chairman to further FirstEnergy Corp.’s interests relating to passage of nuclear legislation and other specific FirstEnergy Corp. legislative and regulatory priorities, as requested and as opportunities arose.
Primary among FirstEnergy Corp.’s priorities was the passage of nuclear legislation. FirstEnergy Corp. sought official action from Public Official A and Public Official B in the form of helping draft nuclear legislation that would further the interests of FirstEnergy Corp. and FES and by pressuring and advising public officials to support nuclear legislation for FirstEnergy Corp.’s and FES’s benefit. FirstEnergy Corp. prioritized nuclear legislation in part because of the “decoupling” provision in House Bill 6 that was pursued by FirstEnergy Corp., along with FirstEnergy Corp.’s interest in bailing out the Ohio nuclear plants. The decoupling provision allowed FirstEnergy Corp.’s Ohio electric distribution subsidiaries to receive a fixed amount of distribution-related revenue from residential and commercial customers based on the 2018 collection period, which was a year of high electricity sales for FirstEnergy Corp. In addition, the decoupling provision enacted by House Bill 6 allowed FirstEnergy Corp. to continue to recover lost distribution revenue (“LDR”) in a fixed amount based on its 2018 LDR recovery, despite the elimination of energy efficiency programs in House Bill 6. Decoupling therefore would guarantee FirstEnergy Corp.’s Ohio electric distribution subsidiaries a fixed amount of revenue by tying its distribution revenue to the 2018 level and continued collection of LDR.
FirstEnergy Corp. also relied on Public Official B to help FirstEnergy Corp. address its concern that the future earning power of its Ohio utility subsidiaries would be negatively impacted by the rate distribution case scheduled for 2024. The electric security plan (“ESP”) that FirstEnergy Corp. and its relevant entities were operating under—ESP IV—was set to terminate in 2024, at which time FirstEnergy Corp. would be required to file a new rate case. FirstEnergy Corp. believed that the expiration of ESP IV and filing of the new rate case in 2024 would result in decreased revenue and negatively impact FirstEnergy Corp.’s financial outlook, and therefore, sought a “fix for the Ohio hole.” In November 2019, under Public Official B’s leadership, PUCO terminated the requirement of FirstEnergy Corp.’s Ohio electric distribution subsidiaries to file a new rate case in 2024.

A. Relevant Background

In 2016, FirstEnergy Corp. reported a bleak outlook with respect to its energy generation business. In its November 2016 Form 10-Q, FirstEnergy Corp. reported a weak energy market, poor forecast demands, and hundreds of millions of dollars in losses, particularly from its nuclear energy affiliate, FES. FirstEnergy Corp. announced future options for its generation portfolio as follows: legislative and regulatory solutions for generation assets; asset sales and plant deactivations; restructuring debt; and/or seeking protection under U.S. bankruptcy laws for its affiliates involved in nuclear generation. FirstEnergy Corp. repeated these options in its 10-K filed on February 21, 2017 and reported a “substantial uncertainty as to FES’ ability to continue as a going concern and substantial risk that it may be necessary for FES, and possibly FENOC, to seek protection under U.S. bankruptcy laws, which would have a material adverse impact on FirstEnergy’s and FES’ business, financial condition, results of operations and cash flows.” FirstEnergy Corp. further noted that,
[b]ased upon continued depressed prices in the wholesale energy and capacity markets, weak demand for electricity and anemic demand forecasts, FES’ cash flow from operations may be insufficient to repay its indebtedness or trade payables in the long- term. Although management is exploring capital and other cost reductions, asset sales, and other options to improve cash flow as well as continuing with legislative efforts to explore a regulatory type solution, the obligations and their impact to liquidity raise substantial doubt about FES’ ability to meet its obligations as they come due over the next twelve months and, as such, its ability to continue as a going concern.

During FirstEnergy Corp.’s fourth-quarter 2016 earnings conference call on February 22, 2017, Executive 1 focused on legislative and regulatory efforts:
In Ohio, we have had meaningful dialogue with our fellow utilities and with legislators on solutions that can help ensure Ohio's future energy security. Our top priority is the preservation of our two nuclear plants in the state and legislation for a zero emission nuclear program is expected to be introduced soon. The ZEN program is intended to give state lawmakers greater control and flexibility to preserve valuable nuclear generation. We believe this legislation would preserve not only zero emission assets but jobs, economic growth, fuel diversity, price stability, and reliability and grid security for the region.

We are advocating for Ohio's support for its two nuclear plants, even though the likely outcome is that FirstEnergy won't be the long- term owner of these assets. We are optimistic, given these discussions we have had so far and we will keep you posted as this process unfolds.
In 2017 and 2018, FirstEnergy Corp. attempted to seek relief for its nuclear power generation facilities through a federal solution for its energy generation business. To further a federal solution, certain FirstEnergy Corp. executives met with federal officials and hired consultants with close connections to federal officials to lobby and assist in securing official action to subsidize the nuclear and coal plants through DOE action and the FERC rulemaking process. FirstEnergy Service also approved a $5,000,000 wire to a 501(c)(4) entity connected to federal official(s), on or about May 1, 2017, shortly after hiring a consultant with close connections to those federal official(s).
By the fall of 2018, FirstEnergy Corp. believed the federal government may not take FirstEnergy Corp.’s requested action. Accordingly, while FirstEnergy Corp. continued conversations about a potential federal solution, they focused on a state solution to save the Ohio nuclear power plants.
B.Public Official A

The State Solution for the Nuclear Plants

At the same time FirstEnergy Corp. had been pursuing a federal solution for its Ohio nuclear power plants, FirstEnergy Corp. was pursing state legislation in Ohio to save the power plants through help from Public Official A, including the ZEN (Zero-Emissions Nuclear Resource Program) energy proposals outlined in House Bill 178, Senate Bill 128, and House Bill 381 in 2017, which failed to gain the support necessary for passage before Public Official A became Speaker in 2019. For example, on or about November 5, 2016, Executive 1 told Individual B, “Pass on to [Public Official A]. When we were talking on Weds I told him there was gonna be a sense of urgency but couldn’t tell him all the details. If we don’t move on some type of supplant in first half of 2017 it will be too late. These plants will be shut, sold, or bankrupt. I don’t have any contact info for him.”
Central to FirstEnergy Corp.’s state solution strategy was payments for Public Official A’s benefit to Generation Now, which was Public Official A’s 501(c)(4), as Public Official A pursued the Ohio House Speakership. The FirstEnergy Corp. payments began in 2017, as Public Official A began executing his strategy to regain the Speakership. This was consistent with the strategy that Executive 2 had outlined in an internal presentation, explaining that 2017 political contributions are “strictly money spent to influence issues of key importance to FirstEnergy in 2017, such as saving our baseload generation” and that FirstEnergy Corp.’s “preferred manner of giving is through section 501(c) groups, as these are considered ‘dark money’ because they are not required to disclose where the donations come from.” The presentation noted that “the bulk of our contribution decisions are to c(4)s.”
In furtherance of its strategy, in 2017, FirstEnergy Corp., through FirstEnergy Service, wired $1,000,000 to Generation Now consisting of four quarterly payments for Public Official A’s benefit, following Public Official A’s trip to Washington D.C. with certain FirstEnergy

Corp. executives for the inauguration. These payments were intended to contribute to Public Official A’s power and visibility for the speakership and allowed him to support other candidates who would in turn support his speakership.
In return, FirstEnergy Corp. expected and intended that Public Official A and his team would further FirstEnergy Corp.’s efforts to save the power plants. Throughout 2017, FirstEnergy Corp. executives discussed with members of the Public Official A team ways in which Public Official A could assist with FirstEnergy Corp.’s efforts to save the nuclear power plants.
FirstEnergy Corp. continued to contribute to Generation Now to assist Public Official A in winning the speakership but changed its method of payment in 2018. Rather than send the money directly from FirstEnergy Service to Generation Now, the FirstEnergy Corp. payments came from Partners for Progress, which had been fully funded by FirstEnergy Corp. On or about March 15, 2018 – two weeks before FirstEnergy Corp. subsidiaries filed for bankruptcy protection and FirstEnergy Corp. requested emergency action from the Department of Energy – FirstEnergy Corp. wired $300,000 from Partners for Progress to Generation Now for Public Official A’s benefit. Four days before the payment, Executive 1 met with Public Official A to “[d]iscuss Speaker race and votes needed.” Likewise, certain FirstEnergy Corp. executives wired $100,000 from Partners for Progress to Generation Now on or about May 4, 2018, four days before the Ohio primary election.
FirstEnergy Corp. also sent approximately $400,000 for Public Official A’s benefit, at Public Official A’s request, through another 501(c)(4) in late April 2018, which through a series of transactions ultimately paid approximately $400,000 for media benefiting Public Official A before the May 2018 primary.

FirstEnergy Corp. continued to fund Public Official A’s campaign for Speaker leading up to the fall 2018 election. On August 5, 2018, Executive 1 asked Executive 2, “[Is] [Public Official A] looking for more money?” to which Executive 2 responded, “You know the answer to the [Public Official A] question, but I don’t know for how much he’ll ask. I’ll get a list from [Ohio Director of State Affairs] as to the House races he’s most interested in winning and I’ll have something for you as to what fepac is doing in those races. He’ll want hard money first and then C(4) money for sure. I’ll be back to you today.” Later that day, Executive 2 followed up and said, “[Public Official A] wants to hear about us – status of company, what’s important to us this year and next year. Money will come up – help with key races and C(4).” Following a meeting involving Executive 1 and Public Official A, on or about August 16, 2018, FirstEnergy Corp. wired $500,000 from Partners for Progress to Generation Now for Public Official A’s benefit.
A few weeks later, on or about August 24, 2018, Executive 1 and Executive 2 arranged for Public Official A to attend a presidential roundtable, during which Public Official A would ask whether Federal Official 1 intended to fix FirstEnergy Corp.’s issues at the federal level. Public Official A told Ohio Director of State Affairs, “I simply said [Federal Official 1], I’m [Public Official A] former Ohio Speaker and I was planning on discussing this in the Roundtable but the acoustics were horrible. He said yes they were – I couldn’t really hear much of anything – I then stated that his support in replacing the CPP was beneficial to Ohio but we need more in order for our zero emissions nuclear plants and coal fired facilities to remain an important part of our overall energy solution. He then stated that he had put a plug in it and now plans to fix it.” Public Official A reported the same information to Executive 1, explaining that “I opted to talk to him during the photo opt one on one” and that “He said they plan on fixing it.” The following exchange then occurred:
Executive 1:    “Got it. Thanks for the help!” Public Official A: “Thank you for your help.”
Executive 1:    “We are rooting for you and your team!”

Public Official A: “I’m rooting for you as well . . . we are on the same team”

In October 2018, FES paid Generation Now another $500,000 for Public Official A’s benefit – $400,000 of which was hand-delivered to Public Official A during an in-person meeting on or about October 10, 2018. On October 2, 2018, about a week before the payment, Executive 2 told Executive 1, “I know you know this, but this is where companies and people get in political trouble – everyone is in a rush and they all need a ton of hel$p. Let me gather everything. I’ll bring it to you and you/we can decide.” On October 10, 2018, the day of the meeting, Executive 1 texted Executive 2, “FES meeting with Public Official A today. I told him to be nice but listen to us.” Executive 2 replied, “He’ll learn about the $400k at this mtg.” Executive 1 then responded, “They better get it done quick or he won’t be able to spend it.” Following the meeting, Public Official A thanked Executive 1 via text for the money from FES, stating, “$400k… thank you.”
In addition to the $500,000 directly from FES to Generation Now in October 2018, FirstEnergy Corp. made a $500,000 electronic transfer of funds to Dark Money Group 1 for Public Official A’s benefit on October 29, 2018, a few days before the November election. This funds transfer occurred after Public Official A traveled to Akron to meet with Executive 1 on October 23, 2018.

Following the October 23, 2018 meeting, FirstEnergy Corp., through Executive 1 and Executive 2, also persuaded other energy-interested companies to send payments to Dark Money Group 1 to support Public Official A. For example, following the meeting with Public Official A, Executive 2 texted Executive 1, “I talked to [Company Executive C]. He’s going to contribute $100k to our effort with [Dark Money Group 1]. As for your [ ] Friday morning message to [CEO of Company B]: . . . I met with [Public Official A] a few days ago. We believe in [Public Official A] and think he can and will be Ohio’s next Speaker. That’s important to all of us. He has a need for a final push. We’ve committed $700k to the effort and I’d like to ask for your help with $100k.” A few days later, on October 26, 2018, Executive 2 asked Executive 1 if he could call CEO of Company B “on the [Public Official A] $100k matter?” Executive 1 responded, “I’m on it.” Executive 2 texted Executive 1 later the same day indicating that Company B is going to do “$100k.” Executive 1 responded that “[Company B Executive]” should “take credit with Public Official A too” and later that day indicated that “the money has already been wired.” In total, following Public Official A’s October 23, 2018 trip to Akron to meet with Executive 1, the following payments were made to Dark Money Group 1:

October 26, 2018	$100,000	wire	Company B
October 29, 2018	$500,000	EFT	FirstEnergy Service
October 29, 2018	$100,000	check	CEO of Company C

The day before the November 2018 general election, Executive 1 texted Public Official A, asking, “24 hours left. How’s it looking?” Public Official A responded, “I am encouraged by the House races. Unless this blue wave shows up in the some races – I think we look great.”

On November 7, 2018, the day after the election, Executive 1 texted Public Official A and asked, “How did your candidates do?” Public Official A responded that “we were a net -4.” Public Official A told Executive 1 that “I literally need 1 more vote for Speaker.” Executive 1 asked if Public Official A was “counting [Representative 11] or not?” and stated that, “I’ll make sure it happens.” Later that day, Public Official A asked Executive 1 “if you would just ask [Individual C] to set up a meeting w me and engage in getting this Spkrs race worked out [sic] so the way we want it. That would be perfect. Need him to focus.” Executive 1 responded, “On it.”
FirstEnergy Corp.’s plan to fund Public Official A-approved House races through payments to Generation Now to help get Public Official A elected Speaker in return for introducing nuclear legislation was successful. On January 7, 2019, the Ohio House of Representatives selected Public Official A as Speaker. The day of his election, Public Official A texted Executive 1: “[t]hank you for everything it was historical.” In a separate text exchange that day, Individual C texted Executive 1, Executive 2, and two FE lobbyists, “Congrats [Executive 1] and [Executive 2]. Big win in Ohio Speaker vote,” and then, “2019 could be FE’s year.” Executive 1 responded, “Hate to say this but we still need to get DOE help for plants so we can use Ohio to help the parent.”
Passage of House Bill 6

Following Public Official A’s election as Speaker, FirstEnergy Corp. executives and representatives worked directly with Public Official A in drafting the nuclear legislation leading up to House Bill 6’s introduction in the House. FirstEnergy Corp. sought the nuclear legislation both for the interests of its subsidiaries, including FES, and to further the interests of the FirstEnergy Corp. parent company.

From when House Bill 6 was introduced in April 2019 to October 2019, FirstEnergy Corp. worked directly with FES to support Public Official A through payments to Generation Now with the intent and for the purpose that, in return, Public Official A would take specific official action relating to the passage of House Bill 6 and the defeat of the ballot referendum initiative to overturn House Bill 6. FirstEnergy Corp. paid the money to Public Official A through Generation Now intending to influence and reward Public Official A in connection with passage of House Bill 6 and defeating the ballot referendum.
During that period, FES paid over $40 million through wire transfers to Generation Now for Public Official A’s benefit, while FES was involved in bankruptcy proceedings. In addition, FirstEnergy Corp. paid over $13 million through wire transfers from Partners for Progress to Generation Now during this period.
Money paid from FirstEnergy Corp. to Generation Now in April 2019 through October 2019 was intended to benefit Public Official A; was intended to help Public Official A in his campaign to pressure and advise public officials to support passage of House Bill 6; and was intended to help Public Official A’s efforts to defeat the ballot referendum, which included a plan to pass alternate legislation if the proponents of the ballot referendum gained enough signatures to put the repeal of House Bill 6 on the ballot for a referendum. Certain FirstEnergy Corp. executives knew that the money paid to Generation Now was controlled by Public Official A and was for Public Official A’s benefit to use as he directed. Public Official A and his team instructed how much money to pay into Generation Now to further their efforts to pass House Bill 6 and to defeat the ballot referendum. A purpose of the Generation Now ads was to provide legislators with the necessary cover to support House Bill 6.

For example, following opponent testimony in a House subcommittee that challenged House Bill 6 on April 23, 2019, Executive 2 told Executive 1, “Today was opponent testimony. Went long. Expected stuff. Tell [Public Official A] to put his big boy pants on. Ha.” Later that day, Executive 1 forwarded Executive 2 the content of a message from Public Official A that read, “I hope FES is ready for a fight because the first shot was fired at us tonight. Nobody screws with my members … my name ain’t [Representative 10] or [Representative 1]. I asked [Individual D] to make ads this morning.” Executive 1 then texted Executive 2, “FES Needs [sic] to pay for these ads,” explaining, “they can spend some money on the real fight.” Executive 1 later texted Public Official A, “I will be pushing FES to engage,” and then followed up, “I’ll talk to FES tomorrow about paying for [the ads.] What kind of budget.” Public Official A responded, “I’ll find out – I’d like to blister Columbus and eastern Ohio where the shale play is.”
The next day, Executive 1 texted Public Official A, “Spoke to FES creditor rep. They will step in and help.” Public Official A responded that he is having breakfast with Individual A to discuss and will call Executive 1 after they meet. Public Official A responded to Executive 1, “I may want to run things past [Individual A] to make sure [Individual D] doesn’t overcharge. I’m cheap.” Executive 1 replied to Public Official A, “OK. I would say you are a bargain – not cheap.”
On May 1, 2019, FES Executive A texted Executive 2, “Can someone change the Generation Now website so it looks more like our positive commercial? Less conventional power plants, more blue skies, fields and some wind turbines.” Executive 2 responded, “[FES Executive A] – don’t disagree, but remember, you’re just the bank for these spots. They’re not yours if you know what I mean. You change them, and they’re yours – along with the criticism and results.”

Specific official action by Public Official A relating to the passage of House Bill 6 included helping draft the nuclear bailout legislation at FirstEnergy Corp.’s and FES’s direction and pressuring and advising other public officials to take official action to support the nuclear legislation. While House Bill 6 was pending, FirstEnergy Corp. sought from Public Official A specific official action in the form of pressuring and advising other officials to support the “decoupling” provision supported by FirstEnergy Corp. and to support an extension of the term of the nuclear subsidy duration to ten years.
For example, on April 15, 2019, three days after Public Official A introduced House Bill 6, Executive 2 emailed Executive 1 and several other FirstEnergy Corp. executives and employees about “talking points” for “educating legislators” relating to the “decoupling language which we proposed be included in the recently-introduced Ohio Clean Energy Bill (House Bill 6).” In the same email chain, Executive 2 made clear that the decoupling language in House Bill 6 was the result of coordination with the Speaker’s office.
In a May 4, 2019 text message, Public Official A told Executive 1 he needed information about FirstEnergy Corp. “[a]s I begin to enter into the ‘all out war’ part of the HB 6 debate,” so that Executive 1 could help Public Official A “shap[e] an argument” in gaining support for House Bill 6.
On June 27, 2019, while House Bill 6 was pending in the Senate, Public Official A texted Executive 1 that “House / Senate negotiations are occurring.” Executive 1 responded, “Negotiate hard. 10 years and decoupling back in!” Public Official A then replied, “10 years?”; “[FES Executive B] told me $148M for 6yrs was what was necessary.” Executive 1 then responded, “I was told you knew about it. They fucked up. You’ll be fighting this same issue in 5 years because they will not be able to take it public without more years.” Executive 1 later told Public Official A, “You don’t want to have to deal with this twice as Speaker.”
On July 13, 2019, Executive 1 texted Executive 2 and FES Executive A that he told Public Official A “why 10 years is a must” and Public Official A is “on board with pushing HB6 to 10 if he can.”
On July 16, 2019, FES Executive A texted Executive 1 and Executive 2, “Speaker is saying he needs at least a little help from Governor to get our years increased.” The next day, FES Executive A again texted Executive 1, “House doesn’t have quite enough votes,” to which Executive 1 responded, “[Public Official A] is negotiating. I’m in the loop.” Later that day, Executive 1 texted Executive 2, “Some big concessions by the speaker on the budget. Hopefully he did a little horse trading along the way.” That day, Executive 2 texted Executive 1 and FES Executive A, “HB 6 passed Committee (with decoupling). 9-4 vote. No additional years for FES – 7 years.” HB 6 then went back to the House for a vote on the Senate’s amendments to the bill, and Executive 2 texted Executive 1, “Now I’m hearing the Speaker is scrambling for one vote.”
On July 17, 2019, FES Executive A pleaded to Executive 1 that, “If we only end up w the 7 years I will do exactly as you say, which is say thank you and go back to my nose on the grindstone,” but, FES Executive A continued, “[t]hat said, is there anything we can do to get another year or 2? If that is not feasible and all hope is lost, can we get a 2 or 3 year extension option at year 7? We could base it on some type of test of whether FERC has given subsidies etc.” Executive 1 responded FES Executive A: “[State Official 2], [Public Official B], [Company C Executive] and [Official Aide 1] are fighting to the end and we’ve been talking to them all day. Conference on budget is ongoing and Speakers [sic] delegation is gonna try to negotiate budget movement for tenure on HB6. Everything that can be done is being done. If we don’t get it, we work to pass an addendum as soon as [Senator 3] is out.”
On July 23, 2019, the day that House Bill 6 was signed into law with the decoupling provision included, Executive 2 texted Executive 1 a screenshot showing House Bill 6 passing with 51-38 votes, and the following conversation occurred:
Executive 2: Boom! Congrats. This doesn’t happen without ceo leadership.
Executive 2: [Image of House vote]
Executive 1: We made a bbiiiiiiiig bet and it paid off. Actually, 2 big bets. Congrats to you and the entire team! See if [name] has any Pappy and we’ll all head to Columbus tonight.
Executive 2: Huge bet and we played it all right on the budget and HB 6 – so we can go back for more!
Executive 2: No party tonight. We are going to plan one with the Speaker later.
Executive 2: You should call the Speaker today.
Executive 1: Already texted him…
Defeating the Ballot Referendum

FirstEnergy Corp. and FES agreed to pay millions of dollars to Public Official A through payments to Generation Now in return for and in connection with Public Official A’s efforts to defeat the ballot referendum, which included specific official action by Public Official A. Specific official action agreed to included efforts by Public Official A to have House Bill 6 interpreted as a “tax” such that it could not be challenged through a ballot referendum under law; and, if the ballot initiative gained enough signatures to put the referendum of House Bill 6 on the ballot, to advance alternate legislation by Public Official A, to include making clear that House Bill 6 was a tax and thus could not be challenged through a ballot referendum.
For example, on July 16, 2019, prior to passage of House Bill 6, Executive 2 texted Official Aide 1 that he “[j]ust remembered some language added late to House version to help make it harder to challenge via referendum. Speaker worked with fes on it. Senate probably took it out and now folks want it back in.”
On July 24, 2019, FES Executive A texted to Executive 2: “[Individual H], [FES Executive C] and myself are point on referendum. He has a mtg w [sic] Speaker on it tomorrow. I am talking to Speaker later today . . .” Executive 2 later responded, “I’m very concerned about the referendum.” FES Executive A replied, “We are taking [Public Official A’s] lead on fighting the referendum.” FES Executive A replied further, “Am I supposed to go against what [Public Official A] is telling us to do?” Two days later, Executive 2 texted FES Executive A, “I had a good conversation with [Public Official A] today re: the referendum issue. I think you’re in excellent hands. I know more about his personal involvement and engagement. We should all be following his lead. I know you/fes are and we will as well.”
On September 4, 2019, Executive 2 told Executive 1 he intended to take steps to convince another Ohio public official to publicly state that House Bill 6 was a tax because, under Ohio law, a tax would not be subject to a ballot referendum. In response, Executive 1 texted Executive 2, “We should check with [Public Official A] to make sure he’s on board with this before we step in. He seemed pretty confident in his referendum strategy and plans to pass it as a tax in a new bill if they get enough signatures. Just want to make sure he agrees.”

To further the scheme, FirstEnergy Corp. used Partners for Progress, a 501(c)(4) controlled by and operating for the benefit of FirstEnergy Corp., to conceal payments to Public Official A. In October 2019, FirstEnergy Corp. paid $10 million (October 10, 2019) and $3 million (October 22, 2019) to Generation Now for Public Official A’s benefit by first wiring the money through Partners for Progress rather than paying the money to Generation Now directly. FirstEnergy Corp. paid the $13 million at Public Official A’s and FES’s request, knowing and with the intent that the money was in return for Public Official A’s efforts to defeat the ballot referendum and ensure House Bill 6 became law, to include specific official action for alternate legislation if the ballot referendum received enough signatures to get on the ballot.
For example, on October 9, 2019, Executive 1 texted FES Executive A, “Just got word the $ is being wired today. $10M.” Executive 1 told Executive 2, “I did speak with Public Official A and he says they need it and will spend it. Talked to him about future and he says the future is now. He understands it’s not our issue and truly appreciates the support.” In exchange for Executive 1’s agreement to wire the $10 million to Public Official A, FES Executive A promised Executive 1 that FES would pay additional funds in connection with the transfer of real estate to FirstEnergy Corp. after FES’s bankruptcy.
On October 19, 2019, a few days before the ballot referendum’s signatures were due, Executive 1 texted Executive 2 and FES Executive B, “Just spoke to the big guy. He’s got the ‘tax’ bill ready to go and believes he’s got [Senator 3] on board….” FES Executive B responded, “That is good news. Having both [Public Official A and Senator 3] on board and ready is critical for us next week to be ready to deal with the outcome of the signatures and the court.” Executive 2 also texted Executive 1, “I wish we had this state and federal team in place when we first started our generation push. Darn it.”

On October 23, 2019, Executive 1 texted FES Executive A: “You are a worrier but then it’s a pretty big deal. For what it’s worth [State Official 3] and [Public Official A] think it’s game over. But that’s private conversation unless they’ve told you the same thing. And [Public Official A] has a ‘quick fix’ anyway.” Executive 1 went on, “he and I have been chatting too. More about raising him $$$$.”
Public Official A’s Term Limit Ballot Initiative
In February 2020, Public Official A and his team approached FirstEnergy Corp. about funding a ballot initiative championed by Public Official A, which would change Ohio law to increase term limits for Ohio public officials. The term limit initiative would allow Public Official A to potentially remain in power as Speaker for up to sixteen additional years, which would give Public Official A additional time as Speaker to further FirstEnergy Corp.’s interests through official action.
For example, on February 28, 2020, Executive 1 and Individual B had the following conversation:
Executive 1: . . . . Talked to Speaker today. He’s an expensive friend
Individual B: I did not know what he wanted to talk to you about.

Executive 1: His term limit initiative. 16 years lifetime max in legislature starting when it passes. No need to switch houses. But after 16 your [sic] done for good.

Individual B: I think it’s a great idea especially if he stays there

Executive 1: He told me he’ll retire from there but get [sic] a lot done in 16 more years.

Individual B: Probably more than five previous Speakers combined

Individual B: He will make Ohio great again

Executive 1: Yep

The next day, Executive 1 texted Public Official A, “Work with [Individual A] on ballot initiative? You coming up for Home Opener?” Public Official A responded, “Yes. I haven’t thought much about Opening Day yet.” Executive 1 later texted Public Official A, “[Executive 2] is contacting [Individual A] to do 2 early next week,” to which Public Official A responded, “Very much appreciated.” In text message exchanges the next day, Executive 2 stated, “On Monday/Tuesday of next week, we are hoping to do a $2M contribution from our C(4) to Generation Now”; and “[w]e are going to make a significant contribution to Generation Now from Partners for Progress next Monday/Tuesday.” Executive 2 stated in a subsequent message that Public Official A’s term limit initiative “extends and stabilizes existing leadership – good for the home team.”
On March 2, 2020, FirstEnergy Corp. paid $2 million to Public Official A by wiring the money from FirstEnergy Corp.’s 501(c)(4), Partners for Progress, to Public Official A’s 501(c)(4), Generation Now, to advance Public Official A’s term limits initiative.
C.Public Official B

FirstEnergy Corp.’s Consulting Agreement with Public Official B

Prior to December 2018, FirstEnergy Corp. made payments to Public Official B pursuant to agreements with Public Official B through Company 1. The payments were made from FirstEnergy Service to Company 1’s bank account, in part, for Public Official B’s benefit.
A 2013 consulting agreement was subsequently amended in 2015. The 2015 amendment coincided with and was made in exchange for Public Official B’s industrial group withdrawing its opposition to a 2014 PUCO Electric Security Plan settlement package involving FirstEnergy Corp.’s Ohio electric distribution subsidiaries. The amended agreement called for an increase in Public Official B’s retainer and supplemental payments through 2024. Although the amended agreement does not appear to have been executed, from 2015 through June 2018, FirstEnergy Corp. paid into the Company 1 account pursuant to the terms of the agreement with Public Official B. Invoices from Company 1 were structured to bypass FirstEnergy Corp.’s Level of Signature Authority levels for purposes of internal approval of the payments.
In January 2019, Public Official B received a payment of $4,333,333, which represented the remaining payment amounts designated in the amended consulting agreement from 2019 through 2024. FirstEnergy Corp. was under no legal obligation to make the payment at that time.
Public Official B as PUCO Chairman

FirstEnergy Corp. paid the entire $4,333,333 to Company 1 for Public Official B’s benefit with the intent and for the purpose that, in return, Public Official B would perform official action in his capacity as PUCO Chairman to further FirstEnergy Corp.’s interests relating to passage of nuclear legislation and other specific FirstEnergy Corp. legislative and regulatory priorities, as requested and as opportunities arose.
In December 2018, Public Official B discussed the $4,333,333 payment with Executive 1 and Executive 2. For example, on December 17, 2018, Public Official B emailed Executive 2 and others the announcement stating that PUCO was seeking applications for a commissioner. The next day, on December 18, 2018, Executive 1 and Executive 2 met with Public Official B at Public Official B’s condominium. During the meeting at Public Official B’s condominium, Executive 1, Executive 2, and Public Official B discussed the remaining payments under the consulting agreement and Public Official B’s candidacy for the open PUCO chair position.

The next day, Public Official B texted Executive 1 and Executive 2 detailing the remaining payments under his consulting agreement with FirstEnergy Corp. from 2019 to 2024. The payments totaled $4,333,333. Public Official B added, “Thanks for the visit. Good to see both of you,” to which Executive 2 responded immediately, “ Got it, [Public Official B]. Good to see you as well. Thanks for the hospitality. Cool condo.”
Later that day, Executive 1 texted Public Official B and Executive 2, “We’re gonna get this handled this year, paid in full, no discount. Don’t forget about us or Hurricane [Executive 1] may show up on your doorstep! Of course, no guarantee he won’t show up anyway.” Executive 1 then attached an image of a venomous snake protruding from a hurricane. Public Official B replied, “Made me laugh – you guys are welcome anytime and any whereI [sic] can open the door. Let me know how you want me to structure the invoices. Thanks.” Public Official B then added, “I think I said this last night but just in case – if asked by the administration to go for the Chair spot, I would say yes.”
After meeting with Public Official B in December 2018 to discuss the payout and Public Official B’s candidacy for PUCO Chairman, certain FirstEnergy Corp. executives pushed to have Public Official B appointed as the PUCO Chairman. Under Ohio law, PUCO consists of five public utilities commissioners appointed by the governor with the advice and consent of the senate. The governor must designate one commissioner to be chairperson of PUCO, who serves at the governor’s pleasure. PUCO commissioners are selected from a list of individuals submitted to the governor by the public utilities commission nominating council. FirstEnergy Corp. executives’ efforts to have Public Official B appointed as PUCO Chairman included working directly to advance the appointment of Public Official B as PUCO Chairman so that Public Official B could further FirstEnergy Corp.’s interests in that role through official action.

FirstEnergy Corp.’s plan was for Public Official B to be appointed to the open seat as PUCO Chair and another individual appointed to a second projected opening on PUCO.
On January 2, 2019, FirstEnergy Service wired the $4,333,333 to Public Official B’s Company 1 bank account. That same day, Executive 2 texted Executive 1:
[Executive 1] - this text came to me this morning from [Public Official B]. His mtg with Gov.-elect is this Friday and I suspect, absent any problem, things will go down as we've discussed, with [Individual E] getting [PUCO Official 1]’s seat as soon as [PUCO Official 1] leaves. In any event, pls see [Public Official B]’s mssg re: meeting with us soon in Akron.

[Executive 2], I would like to come to Akron on 1/10, 1 /11, 1/14 or 1/15 to get a better understanding of the “hole” (size, shape, life expectancy and so on). Also, I would like to discuss a couple concepts that I landed on after our recent meeting. If [Executive 1] is available to discuss concepts, that would be a plus. If none of the above days work, get me a couple that do, please.

Executive 1 responded with a date and time for meeting Public Official B, then stated: “So you’re saying [Public Official B] as Chair and [Individual E] on later?” Executive 2 replied, “That’s their plan, but nothing certain until [Public Official B]’s meeting. Four people in [State Official 1] world, you, [Public Official B] and I know about this.”
Later that day, Executive 2 and Executive 1 discussed the upcoming meeting between Executive 1, Executive 2, and Public Official B further. Executive 2 asked Executive 1, “Is there anyone internally you’d like to include? I’ll ask him about his location preference. My guess is that he’s on point to figure out what we need and to report back as to how it should be/could be fixed.” Executive 1 replied, “I think just you and me. Don’t want too many on the inside right now. That’s probably his preference also.” Executive 2 then forwarded a text from Public Official B: “From [Public Official B]. Probably best if it is you and [Executive 1]. If more is required, I can follow up. I don’t think that we will get into the weeds. That can come once we get comfortable with a conceptual framework.”
On January 14, 2019, Executive 2 texted Executive 1 about the “Ohio hole,” “extending our ESP,” among other things. Executive 2 then texted Executive 1 about the timing of what would become House Bill 6: “[Public Official B] was talking about the number of weeks needed for him to coalesce parties on the broad construct of an energy bill. Before introduction.” According to Executive 2, Public Official B estimated “the 6 to 8 week time frame to pull together (not necessarily pass) the legislative component assumes that the new administration makes the appointment ASAP and runs from the date of the appointment.”
On January 18, 2019, Executive 1 texted Executive 2, “…Once [Public Official B] is announced, we need him to help with [Individual E]. Sounds like he already did but will need more.” Executive 2 responded, “[Individual F] told me that once [Public Official B] is in, [State Official 1] will lean on him on everything including who should be the next commissioner.”
On January 28, 2019, at the same time certain FirstEnergy Corp. executives were lobbying to have Public Official B appointed PUCO Chair, Executive 2 texted Executive 1 about a solution to the Ohio “hole” and an update on Public Official B’s nomination: “[Executive 1] – [Individual G] and I just finished a good meeting with [Public Official B] on the way to solve the 2024 issue. No one internal knows we met with him.” Executive 1 responded, “Any word on his status?” Executive 2’s reply indicated he spoke with State Official 2 and, “no decision but that he had a great conversation with Gov this morning.”
Days later, Executive 2 and Executive 1 became concerned that Public Official B would need to pull out of the PUCO selection process because a disclosure in connection with an FES bankruptcy filing indicated that Company 1 had received payments from FES. In response to the news, Executive 1 lamented in a text message to Executive 2 on January 31, 2019, “Great. Now we have none on the list.” Executive 2 responded, “This is awful.” Executive 1 then texted, “Back to legislative fix for Ohio hole.”
Later that day, however, their concern dissipated as Public Official B cleared the selection process. Executive 2 texted Executive 1, “Nominating Council has been delayed and is now in Executive Session.” Executive 2 later texted Executive 1, “That bullet grazed the temple.” Executive 1 responded, “Forced [State Official 1]/[State Official 2] to perform battlefield triage. It’s a rough game.” Minutes later, Executive 2 forwarded an email that read, “[Public Official B] got the most votes.” Executive 1 texted Public Official B the next day, “Most of the media coverage is very fair. There will be some shots take but that’s inevitable. Hang in there til it’s done and it will quiet quickly.”
The plan to get Public Official B appointed PUCO chairman was successful. On February 4, 2019, Public Official B’s selection as the Chairman of PUCO was announced. That day Executive 1 texted Company C Executive, “Now work on the [Public Official B]/[Individual E] parlay. Once [Public Official B] is in he’ll help with [Individual E] and my Speaker friend will too.” The next day, Executive 1 texted Public Official B, “Congratulations!” Public Official B responded, “Thanks, [Executive 1] – the last four days have been tuff.” Public Official B went on, “Thanks goes to some great good friends.”
The day Public Official B’s confirmation as PUCO became public, Company C Executive texted Executive 1: “Let’s try not to fuck this up,” while attaching an article announcing Public Official B was selected as the next PUCO Chair.

On or about February 13, 2019, Executive 2 told Public Official B, “[Executive 1] is meeting with [Public Official A] today” and asked him, “Anything you think [Executive 1] should raise?” Public Official B responded that “We need coordination between executive and legislative branches to get sensible stuff over the goal line. Absent that, the current polarization will pull everything under.”
Official Action by Public Official B

After his appointment as PUCO Chairman, Public Official B performed official action, including acts related to House Bill 6 and the elimination of FirstEnergy Corp.’s requirement to file a new base rate case in 2024, furthering FirstEnergy Corp.’s specific legislative and regulatory interests at the direction of and in coordination with certain FirstEnergy Corp. executives, as FirstEnergy Corp. requested and as opportunities arose.
For example, with respect to House Bill 6, on June 28, 2019, Executive 2 texted Executive 1, “Just heard from [Public Official B].. [sic] decoupling looks good.” Executive 2 explained to FES Executive A on July 10, 2019, that Public Official B told Executive 2 regarding the “audit issue”: “I am engaged and hope I can help.” Executive 2 went on, “Having [Public Official B] engaged is key. He doesn’t use the word lightly.”
On July 11, 2019, Executive 2 texted Executive 1: “[Executive 1] – I had a long talk with [Public Official B] last night about audit language. He is mtg today with [Senator 4] and Senate Counsel. We have a good plan to help. Just wanted u to know your team is engaged and helping – and we will get it if we can keep fes from negotiating against themselves.”

On July 13, 2019, Executive 2 texted Executive 1 that he heard from Public Official B regarding “the audit” language, explaining, “[Public Official B] thinks he has it nailed and the language works. Confidentially, [FES Executive B] agrees.”
On July 16, 2019, Executive 2 and Executive 1 texted relating to the status of House Bill 6 and the budget. The conversation went as follows:
Executive 2: Budget conferees are meeting now - so the budget looks to be good to go (or they wouldn't be meeting). Our SEET language is in the bill. Still awaiting word on HB6 but our intel is that [Official Aide 1], [State Official 2] and [Public Official B] are still trying to get fes some more years.
Executive 1: Decoupling?
Executive 2: Will be offered tomorrow by [Senator 5] with help from [Senator 6]. Stupid they're making her offer it, but we are convinced there's no monkey business. It's greased.
About a week later, on July 23, 2019, House Bill 6 passed the legislature with the decoupling provision advocated by FirstEnergy Corp. That day, Executive 1 sent to Public Official B a photo-shopped image of Mount Rushmore with the face of Public Official B, alongside Executive 2, Ohio Director of State Affairs, and Company C Executive, imposed over the four presidential faces with the caption, “HB 6 FUCK ANYBODY WHO AINT US.” Public Official B commented that his picture was smaller than the others and then responded, “funny.”
In addition, at FirstEnergy Corp.’s request and direction, Public Official B performed official action to fix FirstEnergy Corp.’s “Ohio hole” through a PUCO opinion eliminating the requirement that FirstEnergy Corp.’s Ohio electric distribution subsidiaries file a new base rate case when ESP IV ended in 2024.
For example, on November 5, 2019, Executive 1 texted to Executive 2 an article published that day, in which Morgan Stanley projected low growth for FirstEnergy Corp.

because of “a rate case review in 2024.” In his note accompanying the article, Executive 1 told Executive 2, “Here’s the MS down grade due to the ‘Ohio hole.’”
On November 10, 2019, Executive 1 texted Company C Executive, “And, the FE rescue project is not over. At EEI financial conference. Stock is gonna get hit with Ohio 2024. Need [Public Official B] to get rid of the ‘Ohio 2024’ hole.” A few days later, on November 15, 2019, Executive 2 texted Executive 1, “I spoke with [Public Official B] today. Told me 2024 issue will be handled next Thursday (November 21).” Executive 2 later texted, “he’s going to make the requirement to file go away, but I do not know specifically how he plans to do it.”
On November 21, 2019, Executive 2 texted Executive 1, “Today is our day for action on the 2024 issue.” Executive 1 suggested that Public Official B make a “public statement” about the ruling, to which Executive 2 responded, “On it.” Later that day, PUCO issued a ruling that FirstEnergy Corp.’s Ohio electric distribution subsidiaries were no longer required to file a new rate distribution case in 2024. Executive 2 later texted Executive 1 the PUCO decision, which highlighted the following language from the Opinion and Order: “we find that it is no longer necessary or appropriate for the Companies to be required to file a new distribution rate case at the conclusion of the Companies’ current ESP.”
Pursuant to House Bill 6, part of FirstEnergy Corp.’s revenue would have been decoupled at least until its next base distribution rate case, which was scheduled for 2024. The November 21, 2019 decision by PUCO eliminated FirstEnergy Corp.’s Ohio electric distribution subsidiaries’ requirement to file its new rate distribution case at the conclusion of ESP IV in 2024. The November 21, 2019 PUCO decision addressed the 2024 “Ohio hole” by extending the time before the FirstEnergy Ohio utility subsidiaries were required to file a base rate case.

On November 22, 2019, approximately a day after PUCO’s rate case policy change benefitting the energy company, and the day after news of the decoupling rider application became public, Executive 1 thanked Public Official B via text message. Specifically, Executive 1 texted Public Official B an image showing FirstEnergy Corp.’s stock increase with a note that stated, “Thank you!!” Public Official B responded, “Ha – as you know, what goes up may come down. [Name] helped. Thanks for the note. Spoke to [name]last night.” Executive 1 replied, “Every little bit helps. Those guys are good but it wouldn’t happen without you. My Mom taught me to say Thank you,” to which Public Official B replied, “Thanks.”
On January 15, 2020, a few months later, it appeared that another commissioner would be appointed to PUCO in 2020. Public Official A texted Executive 1, “Who do you like for this PUCO board appointment.” That evening, Executive 1 texted Public Official A’s message to Executive 2: “Who do you like for this PUCO board appointment”; Executive 1 followed up, “Got this from [Public Official A] a little while ago.” Executive 1 then texted, “But I think [Public Official B] wants the incumbent D re-upped because he’s very cooperative with [Public Official B].” Executive 1 later told Executive 2, “Tell [Public Official B] [Public Official A] asked me I [sic] my response was whoever [Public Official B] wants.”
Executive 1 then texted Public Official A back as follows: “[PUCO Official 2] is the commissioner who’s up this April. [Public Official B] likes [PUCO Official 2]. [Public Official B] has been outstanding. Approved our decoupling filing today and got a 5-0 vote including [PUCO Official 2], even though Staff bureaucrats wanted to modify HB 6 language.” Public Official A responded, “Very good.” Public Official A then stated, “I need to have my appointee to make recommendation for Gov. I will take care of it tomorrow.”

In a March 4, 2020 text message exchange about possible future favorable action by Public Official B, Executive 1 summarized official action already performed by Public Official B at the request of FirstEnergy and stated: “He will get it done for us but cannot just jettison all process.” After describing certain acts taken by Public Official B, Executive 1 explained that there is “a lot of talk going on in the halls of PUCO about does he work there or for us? He’ll move it as fast as he can. Better come up with a short term work around.”

As set forth in the Corporate Officer’s Certificate, I am duly authorized to execute this Agreement on behalf of FirstEnergy Corp. I have read the Statement of Facts and have carefully reviewed it with counsel for FirstEnergy Corp. and FirstEnergy Corp.’s Board of Directors. On behalf of FirstEnergy Corp., I acknowledge that the Statement of Facts is true and correct.

July 20, 2021                     /s/ Steven E. Strah
Date    Steven E. Strah, President & CEO
    FIRSTENERGY CORP.

July 20, 2021                     /s/ Stephen G. Sozio
Date    Stephen G. Sozio
    James R. Wooley
    Adam Hollingsworth
    JONES DAY
    North Point
    901 Lakeside Avenue
    Cleveland, OH 44114
    Phone: +1.216.586.3939
    sgsozio@jonesday.com
    jrwooley@jonesday.com
    ahollingsworth@jonesday.com
    Attorneys for FirstEnergy Corp.

ATTACHMENT B:
CORPORATE COMPLIANCE PROGRAM

Recognizing the remedial measures undertaken by FirstEnergy Corp. set forth in the Deferred-Prosecution Agreement, FirstEnergy Corp. agrees to continue to conduct, in a manner consistent with all of its obligations under this Agreement, appropriate reviews of its existing internal controls, policies, and procedures and to address any deficiencies in its internal controls, compliance code, policies, and procedures regarding compliance with U.S. law.

Where necessary and appropriate, FirstEnergy Corp. agrees to modify its compliance program, including internal controls, compliance policies, and procedures to ensure that it maintains an effective system of internal accounting controls designed to ensure the making and keeping of fair and accurate books, records, and accounts, as well as policies and procedures designed to effectively detect and deter violations of U.S. law. At a minimum, this should include, but not be limited to, the following elements to the extent they are not already part of FirstEnergy Corp.’s existing internal controls, compliance code, policies, and procedures:

High-Level Commitment

1.FirstEnergy Corp. will ensure that its directors and senior management provide strong, explicit, and visible support and commitment to its corporate policy against violations of U.S. law and its compliance code.

Policies and Procedures

2.FirstEnergy Corp. will develop and promulgate a clearly articulated and visible corporate policy against violations of U.S. law, which policy shall be memorialized in a written compliance code.

3.FirstEnergy Corp. will develop and promulgate compliance policies and procedures designed to reduce the prospect of violations of U.S. law and FirstEnergy Corp.’s compliance code, and FirstEnergy Corp. will take appropriate measures to encourage and support the observance of ethics and compliance policies and procedures against violation of U.S. law by personnel at all levels of FirstEnergy Corp. These policies and procedures shall apply to all directors, officers, and employees and, where necessary and appropriate, outside parties including consultants and lobbyists acting on behalf of FirstEnergy Corp. FirstEnergy Corp. shall notify all employees that compliance with the policies and procedures is the duty of individuals at all levels of the company.

4.FirstEnergy Corp. will ensure that it has a system of financial and accounting procedures, including a system of internal controls, reasonably designed to ensure the maintenance of fair and accurate books, records, and accounts. This system should be designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets.

5.FirstEnergy Corp. will ensure that all contributions made to entities incorporated under 26 U.S.C. § 501(c)(4) (“501(c)(4)” entities) and all payments to entities operating for the benefit of a public official, either directly or indirectly, are reviewed and approved by a compliance officer trained to ensure such payments comport with company policy and U.S. law. In addition, the amount, beneficiary, and purpose of all such contributions and payments must be reported to the Board on a quarterly basis.

6.FirstEnergy Corp. will ensure that lobbying and consultant contracts are reviewed and approved by a compliance officer trained to evaluate whether the purpose of the contracts and payments made pursuant to the contracts comport with company policy and U.S. law.

7.FirstEnergy Corp. will ensure that its written compliance code prohibits billing and payment practices used to subvert internal controls.

Periodic Risk-Based Review

8.FirstEnergy Corp. will develop these compliance policies and procedures on the basis of a periodic risk assessment addressing the individual circumstances of FirstEnergy Corp. FirstEnergy Corp. shall review these policies and procedures no less than annually and update them as appropriate to ensure their continued effectiveness, taking into account relevant developments in the field and evolving international and industry standards.

Proper Oversight and Independence

9.FirstEnergy Corp. will assign responsibility to one or more senior corporate executives of FirstEnergy Corp. for the implementation and oversight of FirstEnergy Corp. compliance code, policies, and procedures. Such corporate official(s) shall have the authority to report directly to independent monitoring bodies, including internal audit, FirstEnergy Corp.’s Board of Directors, or any appropriate committee of the Board of Directors, and shall have an adequate level of autonomy from management as well as sufficient resources and authority to maintain such autonomy.

Training and Guidance

10.FirstEnergy Corp. will implement mechanisms designed to ensure that its compliance code, policies, and procedures are effectively communicated to all directors, officers, employees, and, where appropriate, agents and business partners including consultants and lobbyists. These mechanisms shall include: (a) periodic training for all directors and officers, all employees in positions of leadership or trust, positions that require such training (e.g., internal audit, sales, legal, compliance, finance, and government relations), and, where appropriate, agents and business partners including consultants and lobbyists; and (b) corresponding certifications by all such directors, officers, employees, agents, and business partners certifying compliance with the training requirements.

11.FirstEnergy Corp. will maintain, or where necessary establish, an effective system for providing guidance and advice to directors, officers, employees, and, where necessary and appropriate, agents and business partners including consultants and lobbyists, on complying with FirstEnergy Corp.’s compliance code, policies, and procedures, including when they need advice on an urgent basis.

Internal Reporting and Investigation

12.FirstEnergy Corp. will maintain, or where necessary establish, an effective system for internal and, where possible, confidential reporting by, and protection of, directors, officers, employees, and, where appropriate, agents and business partners including consultants and lobbyists concerning violations of U.S. law or FirstEnergy Corp.’s compliance code, policies, and procedures.

13.FirstEnergy Corp. will maintain, or where necessary establish, an effective and reliable process with sufficient resources for responding to, investigating, and documenting allegations of violations of U.S. law or FirstEnergy Corp.’s compliance code, policies, and procedures.

Enforcement and Discipline

14.FirstEnergy Corp. will implement mechanisms designed to effectively enforce its compliance code, policies, and procedures, including appropriately incentivizing compliance and disciplining violations.

15.FirstEnergy Corp. will institute appropriate disciplinary procedures to address, among other things, violations of U.S. law and FirstEnergy Corp. compliance code, policies, and procedures by FirstEnergy Corp.’s directors, officers, and employees. Such procedures should be applied consistently and fairly, regardless of the position held by, or perceived importance of, the director, officer, or employee. FirstEnergy Corp. shall implement procedures to ensure that where misconduct is discovered, reasonable steps are taken to remedy the harm resulting from such misconduct, and to ensure that appropriate steps are taken to prevent further similar misconduct, including assessing the internal controls, compliance code, policies, and procedures and making modifications necessary to ensure the overall compliance program is effective.

Mergers and Acquisitions

16.FirstEnergy Corp. will develop and implement policies and procedures for mergers and acquisitions requiring that FirstEnergy Corp. conduct appropriate risk-based due diligence on potential new business entities.

17.FirstEnergy Corp. will ensure that FirstEnergy Corp. compliance code, policies, and procedures regarding U.S. law apply as quickly as is practicable to newly acquired businesses or entities merged with FirstEnergy Corp. and will promptly train the directors, officers, employees, agents, and business partners consistent with Paragraph 5 of the Deferred Prosecution Agreement on FirstEnergy Corp.’s compliance code, policies, and procedures.

Periodic Reviews and Testing

18.FirstEnergy Corp. will conduct periodic reviews and testing of its compliance code, policies, and procedures designed to evaluate and improve their effectiveness in preventing and detecting violations of U.S. law and FirstEnergy Corp.’s code, policies, and procedures, taking into account relevant developments in the field and evolving industry standards.

ATTACHMENT C: REPORTING REQUIREMENTS

FirstEnergy Corp. agrees that it will report to the U.S. Attorney’s Office for the Southern District of Ohio (the “government”) periodically, at no less than twelve-month intervals during a three-year term, regarding remediation and implementation of the compliance program and internal controls, policies, and procedures described in Attachment B. During this three-year period, FirstEnergy Corp. shall: (1) conduct an initial review and submit an initial report, and (2) conduct and prepare at least two follow-up reviews and reports, as described below:

a.By no later than one year from the date this Agreement is executed, FirstEnergy Corp. shall submit to the government a written report setting forth a complete description of its remediation efforts to date, its proposals reasonably designed to improve its internal controls, policies, and procedures for ensuring compliance with U.S. law, and the proposed scope of the subsequent reviews. The report shall be transmitted to the following representatives of the government, unless other instructions are provided by the government:

Assistant U.S. Attorneys Emily N. Glatfelter and Matthew C. Singer
U.S. Attorney’s Office for the Southern District of Ohio
221 East Fourth Street, Suite 400
Cincinnati, OH 45213

FirstEnergy Corp. may extend the time period for issuance of the report with prior written approval of the government.

b.FirstEnergy Corp. shall undertake at least two follow-up reviews and reports, incorporating the views of the government on its prior reviews and reports, to further monitor and assess whether its policies and procedures are reasonably designed to detect and prevent violations of U.S. law.

c.The first follow-up review and report shall be completed by no later than one year after the initial report is submitted to the government. The second follow-up review and report shall be completed and delivered to the government no later than thirty days before the end of the Term.

d.The reports will likely include proprietary, financial, confidential, and competitive business information. Moreover, public disclosure of the reports could discourage cooperation, impede pending or potential government investigations and thus undermine the objectives of the reporting requirement. For these reasons, among others, the reports and the contents thereof are intended to remain and shall remain non-public, except as otherwise agreed to by the parties in writing, or except to the extent that the government determines in its sole discretion that disclosure would be in furtherance of the government’s discharge of its duties and responsibilities or is otherwise required by law.

e.FirstEnergy Corp. may extend the time period for submission of any of the follow-up reports with prior written approval of the government.